# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Praxis Precision Medicines, Inc, CIK 0001689548
CUSIP: 74006W207
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 99 High Street, 30th Floor, Boston, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-223820
Filed by CIK 0001224962

## Reporting persons
- Perceptive Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,829,735; sole dispositive power 0; shared dispositive power 1,829,735; aggregate amount beneficially owned 1,829,735 (9.5% of the class)
- Joseph Edelman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,829,735; sole dispositive power 0; shared dispositive power 1,829,735; aggregate amount beneficially owned 1,829,735 (9.5% of the class)
- Perceptive Life Sciences Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,829,735; sole dispositive power 0; shared dispositive power 1,829,735; aggregate amount beneficially owned 1,829,735 (9.5% of the class)

## Item 1. Issuer
Name of issuer: Praxis Precision Medicines, Inc
Address of issuer's principal executive offices: 99 High Street, 30th Floor, Boston, MA 02110

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to shares of Common Stock, par value $0.0001 par value per share (the "Common Stock") of Praxis Precision Medicines, Inc. (the "Issuer") are:

(i) Perceptive Advisors LLC ("Perceptive Advisors")
(ii) Joseph Edelman ("Mr. Edelman")
(iii) Perceptive Life Sciences Master Fund, Ltd. (the "Master Fund")
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

51 Astor Place, 10th Floor, New York, NY 10003
Citizenship:
Perceptive Advisors is a Delaware limited liability company.
Mr. Edelman is a United States citizen.
The Master Fund is a Cayman Islands corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentages reported are based on 19,248,853 shares of Common Stock outstanding as reported by the Issuer in its Form S-3 filed with the Securities and Exchange Commission on December 23,2024.

Neither Perceptive Advisors nor Mr. Edelman directly holds any Common Stock. The Master Fund directly holds 1,329,735 shares of Common Stock and call options exercisable for 500,000 shares of Common Stock. Perceptive Advisors serves as the investment manager to the Master Fund. Mr. Edelman is the managing member of Perceptive Advisors.
Percent of class:
Perceptive Advisors: 9.5%
Mr. Edelman: 9.5%
Master Fund: 9.5
Sole power to vote or to direct the vote:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to vote or to direct the vote:
Perceptive Advisors: 1,829,735
Mr. Edelman: 1,829,735
Master Fund: 1,829,735
Sole power to dispose or to direct the disposition:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to dispose or to direct the disposition:
Perceptive Advisors: 1,829,735
Mr. Edelman: 1,829,735
Master Fund: 1,829,735

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (02/14/2025)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (02/14/2025)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (02/14/2025)